Mail Stop 4561

July 17, 2008

VIA USMAIL and FAX (704) 552-8527

Mr. Weston M. Andress
Chief Financial Officer of Colonial Properties Trust
Colonial Realty Limited Partnership
2101 Sixth Avenue North, Suite 750
Birmingham, Alabama 35203

      **Re:    Colonial Realty Limited Partnership
            Form 10-K for the year ended December 31, 2007
            Filed on February 29, 2008
            File No. 000-20707**

Dear Mr. Weston Andress:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief